UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I

(Rule 13e-4)

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MICROTUNE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

59514P109

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

James A. Fontaine

Chief Executive Officer

Microtune, Inc.

2201 10th Street

Plano, Texas 75074

(972) 673-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Phillip D. Peterson, Esq.	Craig N. Adams, Esq.
General Counsel	Baker Botts L.L.P.
Microtune, Inc.	2001 Ross Avenue
2201 10th Street	Dallas, Texas 75201
Plano, Texas 75074	(214) 953-6500
(972) 673-1600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,134,052	$126.92

*	Calculated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 1,313,925 shares of common stock of Microtune, Inc. having an aggregate maximum value of $4,134,052 as of October 31, 2007 will be amended pursuant to this offer. The aggregate value of such stock options was calculated based on the Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the aggregate amount of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose. This amount was previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$523
Form or Registration No.:	Schedule TO-I, Registration No. 005-59981
Filing party:	Microtune, Inc.
Date filed:	February 13, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Schedule TO-I

(Amendment No. 2)

This Amendment No. 2 to Schedule TO-I (this “Amendment No. 2”) amends and supplements the Schedule TO-I (the “Schedule TO”), filed with the United States Securities and Exchange Commission (the “SEC”) on November 2, 2007, as amended by Amendment No. 1 thereto filed with the SEC on November 13, 2007 (“Amendment No. 1”), in connection with the offer (the “Offer”) by Microtune, Inc., a Delaware corporation (“Microtune” or the “Company”), to amend certain stock options to purchase shares of the Company’s common stock to increase the exercise price of portions of these stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations promulgated by the United States Internal Revenue Service thereunder. This Amendment No. 2 is (i) the final amendment relating to the Offer, (ii) made to report the results of the Offer and (iii) filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Except as amended and supplemented hereby and by Amendment No. 1, all terms of the Offer and all disclosure set forth in the Schedule TO and Exhibits thereto remain unchanged. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Offer to Amend Certain Options (the “Offering Memorandum”), filed as Exhibit (a)(1)(a) to the Schedule TO on November 2, 2007.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 5:00 p.m., Eastern Time, on December 4, 2007. Pursuant to the Offer, the Company has accepted for amendment Eligible Options to purchase an aggregate of 1,313,738 shares of the Company’s common stock and will make Cash Payments in the aggregate amount of $769,625.62. All of the Company’s Eligible Employees elected to participate in the Offer with respect to each of such Eligible Employee’s Eligible Option(s); however, one former Eligible Employee, who held Eligible Options to purchase 187 shares of common stock, terminated his/her employment with the Company prior to the expiration of the Offer and therefore was no longer an Eligible Employee for purposes of the Offer. Subject to and in accordance with the terms of the Offer, the exercise price for the affected portion of each of the accepted Eligible Options will be deemed to be amended as of the Expiration Time to reflect the fair market value per share of the Company’s common stock on the applicable accounting measurement date, as set forth in the Offering Memorandum. The Company has sent or will send via e-mail to each Eligible Employee who made an election to participate in the Offer a Notification Regarding Acceptance of Eligible Options substantially in the form of Exhibit (a)(1)(m) to the Schedule TO notifying each such Eligible Employee of the acceptance by the Company of all elections to amend Eligible Options, the expiration of the Offer and the subsequent actions of the Company. As previously disclosed, none of the Company’s current or former named executive officers or members of the Board of Directors were eligible to participate in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Microtune, Inc.

By:	/s/ Jeffrey A. Kupp

Name:	Jeffrey A. Kupp
Title:	Chief Financial Officer

Date: December 5, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)*	Offer to Amend Certain Options, dated November 2, 2007.

(a)(1)(b)*	E-mail from Jeffrey A. Kupp, dated November 2, 2007.

(a)(1)(c)*	Election Form.

(a)(1)(d)*	Withdrawal Form.

(a)(1)(e)*	Form of Addendum.

(a)(1)(f)*	Form of Promise to Make Cash Payment.

(a)(1)(g)*	Forms of Confirmation E-mails.

(a)(1)(h)*	Forms of Reminder E-mails to Eligible Employees.

(a)(1)(i)*	Form of Amendment to Stock Option Agreements.

(a)(1)(j)	Current Report on Form 8-K of Microtune, Inc. regarding presentation to employees and E-mail from James A. Fontaine, dated January 4, 2007 filed on January 5, 2007 and incorporated by reference.

(a)(1)(k)**	Amendment No. 1 to Offer to Amend Certain Options.

(a)(1)(l)**	E-mail Notification Regarding Amendment No. 1 to Offer to Amend Certain Options.

(a)(1)(m)**	Form of E-mail Notification Regarding Acceptance of Eligible Options.

(b)	Not Applicable.

(d)(1)	Amended and Restated 1996 Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 5, 2000).

(d)(2)	Amended and Restated Microtune, Inc. 2000 Stock Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed on March 30, 2006).

(d)(3)	Form of Stock Option Agreement under 1996 Stock Plan (included in Exhibit (d)(1) above).

(d)(4)	Form of Stock Option Agreement under 2000 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 5, 2000).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed with the Schedule TO filed with the SEC on November 2, 2007.
**	Previously filed with Amendment No. 1 to the Schedule TO filed with the SEC on November 13, 2007.